UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

BabyUniverse, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

056332109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 056332109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON/
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John C. Textor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER

1,787,468 (1)

	6	SHARED VOTING POWER

-

	7	SOLE DISPOSITIVE POWER

1,787,468 (1)

	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,767,468 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.0%

12	TYPE OF REPORTING PERSON

IN

(1) Consists of 234,396 shares owned directly by Mr. Textor, 28,460 shares owned by Wyndcrest BabyUniverse Holdings, LLC, 495,988 shares are owned by Wyndcrest Baby Universe Holdings II, LLC, and 1,028,624 shares are held by Wyndcrest Baby Universe Holdings III, LLC.  Mr. Textor holds sole investment and voting power over the shares held by the Wyndcrest entities.

CUSIP No. 056332109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON/
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wyndcrest Baby Universe Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER

495,988

	6	SHARED VOTING POWER

-

	7	SOLE DISPOSITIVE POWER

495,988

	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

495,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12	TYPE OF REPORTING PERSON

00

CUSIP No. 056332109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON/
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wyndcrest Baby Universe Holdings III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER

1,028,624

	6	SHARED VOTING POWER

-

	7	SOLE DISPOSITIVE POWER

1,028,624

	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,028,624

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.1%

12	TYPE OF REPORTING PERSON

00

CUSIP No. 056332109	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: BabyUniverse, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5601 N.W. 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

Item 2(a).	Name of Person Filing:

John C. Textor
Wyndcrest Baby Universe Holdings II, LLC
Wyndcrest Baby Universe Holdings III, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5601 N.W. 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 056332109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 056332109	13G	Page 6 of 8 Pages

Item 4.	Ownership.

	(a)	Amount beneficially owned:	John C. Textor	1,787,468
			Wyndcrest Baby Universe Holdings II, LLC	495,988
			Wyndcrest Baby Universe Holdings III, LLC	1,028,624

	(b)	Percent of class:	John C. Textor	35.0%
			Wyndcrest Baby Universe Holdings II, LLC	9.7%
			Wyndcrest Baby Universe Holdings III, LLC	20.1%

	(c)	Number of shares as to which such person has:

		(i) sole power to vote or to direct the vote:
			John C. Textor	1,787,468
			Wyndcrest Baby Universe Holdings II, LLC	495,988
			Wyndcrest Baby Universe Holdings III, LLC	1,028,624

		(ii) shared power to vote or to direct the vote: 0

		(iii) sole power to dispose or to direct the disposition of:

			John C. Textor	1,787,468
			Wyndcrest Baby Universe Holdings II, LLC	495,988
			Wyndcrest Baby Universe Holdings III, LLC	1,028,624

		(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

		Not Applicable

Item 8.	Identification and Classification of Members of the Group.

		Not Applicable

Item 9.	Notice of Dissolution of Group.

		Not Applicable

Item 10.	Certification.

		Not Applicable

CUSIP No. 056332109	13G	Page 7 of 8 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2006		/s/ John C. Textor

JOHN C. TEXTOR

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC

	By:	/s/ John C. Textor

John C. Textor, President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC

	By:	/s/ John C. Textor

John C. Textor, President of Managing Member

CUSIP No. 056332109	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

/s/ John C. Textor

JOHN C. TEXTOR

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC

By:	/s/ John C. Textor

John C. Textor, President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC

By:	/s/ John C. Textor

John C. Textor, President of Managing Member